Afya Limited Announces the Appointment of New Independent Member of Board of Directors

Belo Horizonte, Brazil, July 01, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) today announced the appointment of Mr. Flavio Dias to its board of directors and audit committee as an independent member, effective as of today.

Mr. Flavio is recognized by his unquestionable contribution to the development of the Digital Market in Brazil. For the past 20 years he has been the Executive in charge in 3 out of the 5 top E-commerce companies in Brazil. In the case of Walmart.com he has been the founder and helped to build a billion dollar online business from scratch. For Cnova he has commanded a massive turnaround and contributed to the integration of the company into Via Varejo, the largest Omnichannel retailer in Brazil in which Flavio ended up becoming the CEO being accountable for a USD 8 Billion in revenues, 50.000 employees, 1.000 stores and 3 e-commerce sites. In his ventures outside of the Retail space, he has played a key role in the conception and construction of the first digital bank in Brazil, Banco Original. In the recent years he has become a professional investor and advisor in the tech startups ecosystem and has already two Centaurs (Companies with valuation above USD 100 Million) in his portfolio. Acknowledged by being a Digital Transformation practitioner, Flavio has been acting as advisor and board member for large corporations form various sectors helping them to find their own ways to continue succeeding in this new market dynamic. Currently he is the partner of 500 Startups in Brazil, in charge of building and growing the fund operations in the country.

Mr. Flavio Dias appointment increases the size of Afya’s board of directors to ten directors.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students to be lifelong medical learners from the moment they join us as medical students through their medical residency preparation, graduation program, and continuing medical education activities.

Contact: Investor Relations: ir@afya.com.br